UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated December 2, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, December 2, 2025 Comisión Nacional de Valores

Re.: Report on notification received in the case entitled “Asociación de Consumidores del NOA versus
Telecom Argentina S.A. Re. Damages” Docket: 6514/2016

Dear Sirs,

I am writing to you in my capacity as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the relevant information made public on November 15, 2019.

In this respect, we inform you that the Company was notified of the decision of the Federal Court No. 1 of Tucumán, which ruled NOT TO UPHOLD the action brought by the Asociación de Consumidores del NOA against Telecom Argentina, seeking the reimbursement to Tucuman users of the total amount of the service not provided due to the service outage on March 3, 2015 plus interest on overdue payments, and 25% of the amount charged, and the request for punitive damages, as it was determined to be a fortuitous event (caso fortuito).

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 2, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations